Preliminary Terms No. 704 Registration Statement No. 333-131266 Dated June 19, 2008 Filed pursuant to Rule 433
I N T E R E S T   R A T E   S T R U C T U R E D   P R O D U C T S

Senior Fixed Rate Callable Notes due 2023
Global Medium Term Notes, Series F

We, Morgan Stanley, have the right to redeem the notes on any interest payment date, beginning June 30, 2011. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Fixed Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.
PRELIMINARY TERMS
Issuer:	Morgan Stanley	Issuer ratings:	Moody’s: Aa3 / S&P: A+ (each negative outlook)*
Aggregate principal amount:	$ . We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Stated principal amount:	$
Issue price:	$1,000
Pricing date:	, 2008
Original issue date:	June 30, 2008
Interest accrual date:	June 30, 2008
Maturity date:	June 30, 2023
Interest rate:	7.00% per annum
Interest payment period:	Quarterly
Interest payment dates:
The 30th of each March, June, September, and December, commencing September 30, 2008; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360
Redemption:
Beginning June 30, 2011, we have the right to redeem all of these notes on any following redemption date and pay to you 100% of the par value of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.

Redemption percentage at redemption date:	100%
Redemption dates:	Quarterly, commencing June 30, 2011 and on each of March 30, June 30, September 30, and December 30, thereafter.
Specified currency:	U.S. dollars
Trustee:	The Bank of New York
Calculation agent:	The Bank of New York
Listing:	None
Denominations:	$1,000/$1,000
CUSIP:	61745EG21
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Note:	100%	%	%
Total:	$	$	$

(1) For more information, see “Plan of Distribution” in the accompanying prospectus supplement.
* The ratings listed above have been assigned to the issuer and reflect each rating agency's views of the likelihood that we will honor our obligation to pay the principal at maturity and the interest, if any, payable under the terms of the notes and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The ratings assigned by the rating agencies reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by such rating agencies in their sole discretion.  Each rating should be evaluated independently of any other rating.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Senior Fixed Rate Callable Notes due 2023

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefore in New York, New York on June 30, 2008, which will be the scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

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